SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment Number Nine
To
SCHEDULE 13D
Under the Securities Exchange Act of 1934

CHDT CORPORATION
(Name of Issuer)

Common Stock, $0.0001 Par Value, and Series B-1 Convertible Preferred Stock, $0.0001 Par Value
(Title of Classes of Securities)

(CUSIP Number of Class of Securities): 12541A 108 (Common Stock)

Howard Ullman CHDT Corporation 350 Jim Moran Blvd., Suite 120 Deerfield Beach, Florida 33442 (954) 252-3440
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2009
(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition, which is the subject of this Schedule, 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:   [__]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D
CUSIP No. 12541A 108

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Howard Ullman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) __ (b) ___
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5 [___]	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER Common Stock: 92,365,400, 104,489,254 upon conversion of Series B-1 Convertible Preferred Stock Series B-1 Convertible Preferred Stock: No Voting Rights
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER Common Stock: 92,365,400, 104,489,254 upon conversion of Series B-1 Convertible Preferred Stock Series B-1 Convertible Preferred Stock: 181,876, -0- upon conversion
10 SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON Common Stock: 104,489,254 Series B-1 Convertible Preferred Stock: 181,876; -0- upon conversion
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [__]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Common Stock:  16%; 16% upon conversion of all outstanding shares of Series B-1 Convertible Preferred Stock,
Series B-1 Convertible Preferred Stock (“Series B-1 Stock”):  13.7%; 0% upon conversion

14	TYPE OF REPORTING PERSON* IN

Item 1.	Security and Issuer.

This Amendment Number Nine to the statement on Schedule 13D relates to the Common Stock, $0.0001 par value, (“Common Stock”) and Series B-1 Convertible Preferred Stock, $0.0001 par value, (“Series B-1 Stock”) of CHDT Corporation, a Florida corporation, (“CHDT,” “Company” or “Issuer”). The address of the principal executive offices of the Company is 350 Jim Moran Blvd., Suite 120, Deerfield Beach, Florida 33442, located in Broward County, Telephone: (954) 252-3440.  Common Stock is quoted on the OTC Bulletin Board under the trading symbol “CHDO.OB.”  There is no public market for the Series B-1 Stock.

Item 2.	Identity and Background.

(a) This statement is filed by Howard Ullman (the “Reporting Person” or “Mr. Ullman”).  The Reporting Person is a natural person and the Chairman of the Board of Directors of the Issuer.
 (b) The address of the principal business office of the Reporting Person is 350 Jim Moran Blvd., Suite 120, Deerfield Beach, Florida 33442, which is the principal executive offices of the Issuer.
 (c) The principal business of the Reporting Person is to act as the Chairman of the Board of Directors of the Company.
(d) The Reporting Person has not during the last five (5) years been indicted or convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
 (e) The Reporting Person has not, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
 (f) Reporting Person is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.
Item 4.	Purpose of Transaction.

(a) Howard Ullman submitted a written request for conversion for the 181,876 shares of Series B-1 Stock beneficially owned by Mr. Ullman, which request was submitted to the Issuer’s Secretary on or about December 8, 2009, and which request was accepted and processed by the Issuer on December 15, 2009.   The conversion is being requested by Mr. Ullman in order to convert the Series B-1 Stock to the Common Stock, which is a more liquid investment than the Series B-1 Stock.  The Common Stock is quoted on the OTC Bulletin Board and the Series B-1 Stock is not publicly traded.   The Common Stock issued in the conversion will be restricted securities under Rule 144 of the Securities Act of 1933, as amended.  Mr. Ullman understands that the other Issuer officers and directors owning the remaining outstanding shares of Series B-1 Stock have also tendered conversion requests to the Issuer on or about December 8, 2009.  While Mr. Ullman and other members have from time to time discussed in passing or informally the advantages of enhanced voting power by the Issuer officers and directors, especially in order to allow such insiders to approve by written consent routine corporate actions requiring shareholder approval, the Reporting Person requested the conversion to enhance the potential liquidity of his investment in the Issuer and not to effect any voting control by any group.  Mr. Ullman’s desire for enhanced liquidity was part of his overall investment strategy and to be in position to trade as stock market conditions of the Common Stock warrant.

Mr. Ullman has no agreement, oral or written, with any person to vote his shares of Common Stock or in any particular manner, or to vote with any other persons in a particular manner, on any future routine corporate actions presented for Issuer shareholder approval.  The issue of converting the Series B-1 Stock to enhance the ability of the Issuer’s senior management, who posses in the aggregate 31% of the outstanding voting power of the Issuer prior to the conversion of the outstanding shares of Series B-1 Stock and will possess in the aggregate 40% of the outstanding voting power of the Issuer after the conversion of the outstanding shares of Series B-1 Stock (assuming all outstanding shares of the Series B-1 Stock are converted), has been informally discussed from time to time among the members of Issuer senior management.  As of the date of this Amended Schedule 13D, however, Mr. Ullman is not aware of any and is not a party to any oral or written agreement among the members of the Issuer senior management with respect to the voting of their respective shares of Common Stock on any future or pending corporate action requiring such approval.  The post-conversion voting power of the Issuer senior management would, if combined with the 12% voting power held by Bart Fisher, a former Issuer officer and director, and his spouse, provide the necessary voting power to approve most corporate actions requiring or presented for shareholder approval by a written consent.   Mr. Ullman is not aware of and has not had any discussions with Mr. Fisher or his spouse about voting as a group on any future corporate actions requiring Issuer shareholder approval.    Nonetheless, Mr. Ullman has typically voted his shares of Common Stock in the same manner as other members of Issuer senior management voting their shares of Common Stock with respect to routine corporate matters presented for or requiring Issuer shareholder approval or consent in the past two years.

Like many public companies, the Issuer receives in the normal course of business informal inquiries, and the Company makes informal inquiries about, potential business combinations, asset or stock sales, or reorganizations.  The conversion was not in response to any specific transaction before the Company.

The Reporting Person may, at any time, from time to time, subject to applicable legal and Company-imposed investment restrictions, buy or acquire additional shares of Common Stock or dispose of the shares of Common Stock held by him.

(b)-(d)  Not applicable.

(e) The conversion of the Series B-1 Stock by Mr. Ullman and the other holders of the Series B-1 Stock will result in no shares of that series being issued and outstanding.

(f)-(i)  Not Applicable.

(j) The Reporting Person understands that the other holders of the outstanding shares of Series B-1 Stock have requested on or about December 8, 2009, the conversion of those shares into shares of Common Stock (at the conversion rate of 66.66 shares of Common Stock for every share of Series B-1 Stock).

Item 5.	Interest in Securities of the Issuer.

(a) As of the date of this Amendment Number Nine to the Schedule 13D, the Reporting Person beneficially owns 92,365,400 shares of Common Stock, representing approximately 16.4% of the outstanding shares of Common Stock as of December 11, 2009 (prior to issuance of any shares of Common Stock upon conversion of the Series B-1 Stock by Mr. Ullman or any other holders thereof), and 181,876 shares of Series B-1 Stock, which is convertible upon demand into 12,123,854 shares of Common Stock upon demand of Mr. Ullman.  Mr. Ullman’s ownership of 181,876 shares of Series B-1 Stock represents approximately 13.7% of the 1,329,000 shares of Series B-1 Stock outstanding as of December 11, 2009.  Upon the issuance of the 12,123,854 shares of Common Stock from the conversion of Series B-1 Stock, Mr. Ullman will own 104,489,254 shares of Common Stock (based on 648,632,785.99 shares of Common Stock, adjusted for issuance of shares of Common Stock upon conversion of all 1,329,000 outstanding shares of Series B-1 Stock). Upon the conversion of the Series B-1 Stock, assuming no other dilution of the shares other than the dilution from the conversion of the other outstanding shares of Series B-1 into shares of Common Stock, Mr. Ullman would beneficially own 104,489,254 shares of Common Stock, representing approximately 16% of the outstanding, post-conversion shares of Common Stock and 16% of the outstanding voting power of the Common Stock (based on 648,632,785.99 post-conversion shares of Common Stock outstanding).

(b) The Series B-1 Stock has no voting rights, but is convertible into Common Stock at one share of Series B-1 Stock for 66.66 shares of Common Stock.   The Reporting Person has sole voting and dispositive power over the shares of Common Stock, each such share entitled to one vote per share. Other than the Reporting Person, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock and Series B Stock.

(c) Mr. Ullman has requested the conversion of all of his 181,876 shares of Series B-1 Stock into 12,123,854 shares of Common Stock.  Said conversion should be consummated by December 24, 2009.   No consideration is due for the conversion.   The request for conversion was sent to the Issuer at its Deerfield Beach, Florida offices and will be processed by the Issuer’s stock transfer agent in Utah on or before December 24, 2009.  All shares of Common Stock issued upon the conversion of the Series B-1 Stock will be “restricted securities” under Rule 144 of the Securities Act of 1933, as amended.  The shares of Series B-1 Stock were originally issued to Mr. Ullman by the Issuer as repayment of cash loans by Mr. Ullman to the Issuer or for cancellation of such loans.

The Reporting Person intends to sell 5 million of his shares of Common Stock at $0.01 per share to another Issuer director within seven days after the date of this Amended Schedule 13D, and to also within that same period to extend the exercise period of an existing 2003 stock option agreement with the same Issuer director, which revised stock option agreement will provide for an option whereby the Issuer director to purchase up to 25 million shares of Common Stock of the Reporting Person at $0.022 per share and to do so for the 18 month period following the date of the revised stock option.

On November 19, 2009, Mr. Ullman gifted 1,504,136 shares of Common Stock to Margaret Fisher, the spouse of Bart Fisher, in appreciation for Mr. Fisher’s support in the Celeste Trust Reg. lawsuit against the Issuer.

On July 20, 2009, Mr. Ullman acquired 46,876 shares of Series B-1 Stock in a private sale under an agreement with Stewart Wallach.

Mr. Ullman ownership of Common Stock was reduced to 93,869,536 due to a July 13, 2009 collateral forfeiture on a personal loan.

On July 9, 2009, Mr. Ullman exchanged 914,813 shares of Series B Convertible Preferred Stock for 135,000 shares of Series B-1 Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships by the Reporting Person with any other person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit Number	Description
None

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2009

By:	/s/ Howard Ullman
Name:	Howard Ullman

Exhibit Number	Description
None